Exhibit 99.1

Judy Schmeling Appointed as Chair of the Canopy Growth Board of Directors and Jim Sabia Appointed to the Board

SMITHS FALLS, ON, Jan. 22, 2020 /CNW/ - Canopy Growth Corporation ("Canopy Growth" or the "Company") (TSX: WEED) (NYSE: CGC) is pleased to announce that Judy Schmeling has been appointed Chair of the Board of Directors and Jim Sabia has been appointed in principle as a member of the Company's Board of Directors. Mr. Sabia will act as an observer to the Board as he and Canopy complete the standard Health Canada processes associated with the appointment.

"It is my pleasure to welcome Judy Schmeling as our Chair of the Board of Directors and to welcome Jim to the Board," said David Klein, CEO, Canopy Growth. "Judy's leadership experience in highly competitive industries will be instrumental as we focus the business on its core priorities. Both Judy and Jim's contributions will be extremely valuable as we continue the journey of building iconic brands."

Ms. Schmeling has been serving on the Canopy Growth Board of Directors since November 2018 and is chair of the Audit Committee. She currently serves on the Board of Directors of Constellation Brands, Inc. as well as Casey's General Stores, both Fortune 500 companies. She is the former Chief Operating Officer of HSN Inc., an interactive multichannel retailer, and the former President of HSN's Cornerstone Brands. Ms. Schmeling brings to her new role proven leadership acumen, valuable operations experience and extensive accounting and financial expertise.

"I'm honored to be named the new Board Chair at Canopy Growth," Schmeling said. "During my time as a board member of Canopy Growth, I personally witnessed the unfolding of one of the most exciting market opportunities of our lifetime. I look forward to working with my fellow board members and the entire Canopy Growth leadership team to help guide the company to lead the global cannabis industry."

Mr. Sabia is a world class marketer of iconic consumer brands, currently serving as Executive Vice President and Chief Marketing Officer, Constellation Brands, and a member of Constellation's executive management committee. Mr. Sabia is responsible for leading the marketing strategy across Constellation's diversified portfolio of wine, beer and spirit brands. As an industry veteran, Mr. Sabia brings a vast knowledge of building a portfolio of high-performing brands and developing a winning marketing strategy. Prior to joining Constellation in 2007, he served as Vice President of Marketing and Media at Molson Coors Brewing Company.

"I'm excited to join Canopy's Board" said Sabia. "There is no company better positioned in the emerging global cannabis market and I look forward to working with Canopy Growth's very talented leadership team to ensure that we continue achieving success and remain a global leader in the years ahead."

Judy's full bio is available at www.canopygrowth.com

Here's to Future Growth

About Canopy Growth Corporation
Canopy Growth (TSX:WEED, NYSE:CGC) is a world-leading diversified cannabis, hemp and cannabis device company, offering distinct brands and curated cannabis varieties in dried, oil and Softgel capsule forms, as well as medical devices through Canopy Growth's subsidiary, Storz & Bickel GMbH & Co. KG. From product and process innovation to market execution, Canopy Growth is driven by a passion for leadership and a commitment to building a world-class cannabis company one product, site and country at a time. Canopy Growth has operations in over a dozen countries across five continents.

Canopy Growth's medical division, Spectrum Therapeutics is proudly dedicated to educating healthcare practitioners, conducting robust clinical research, and furthering the public's understanding of cannabis, and has devoted millions of dollars toward cutting edge, commercializable research and IP development. Spectrum Therapeutics sells a range of full-spectrum products using its colour-coded classification Spectrum system as well as single cannabinoid Dronabinol under the brand Bionorica Ethics.

Canopy Growth operates retail stores across Canada under its award-winning Tweed and Tokyo Smoke banners. Tweed is a globally recognized cannabis brand which has built a large and loyal following by focusing on quality products and meaningful customer relationships.

From our historic public listing on the Toronto Stock Exchange and New York Stock Exchange to our continued international expansion, pride in advancing shareholder value through leadership is engrained in all we do at Canopy Growth. Canopy Growth has established partnerships with leading sector names including cannabis icons Snoop Dogg and Seth Rogen, breeding legends DNA Genetics and Green House Seeds, and Fortune 500 alcohol leader Constellation Brands, to name but a few. Canopy Growth operates eleven licensed cannabis production sites with over 10.5 million square feet of production capacity, including over one million square feet of GMP certified production space. For more information visit www.canopygrowth.com

Notice Regarding Forward Looking Statements
This news release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Often, but not always, forward-looking statements and information can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "estimates", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements or information contained in this news release. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information, including the Company's ability to satisfy provincial sales contracts or provinces purchasing all cannabis allocated to them, and such risks contained in the Company's annual information form dated June 25, 2019 and filed with Canadian securities regulators available on the Company's issuer profile on SEDAR at www.sedar.com. Although the Company believes that the assumptions and factors used in preparing the forward-looking information or forward-looking statements in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information and forward-looking statements included in this news release are made as of the date of this news release and the Company does not undertake an obligation to publicly update such forward-looking information or forward-looking information to reflect new information, subsequent events or otherwise unless required by applicable securities laws.

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SOURCE Canopy Growth Corporation

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For further information: Kyna Boyce, Media Relations, Kyna.boyce@canopygrowth.com, 613-485-2480; Judy Hong, Vice President, Investor Relations (USA), Judy.Hong@canopygrowth.com; Tyler Burns, Vice President, Investor Relations (Canada), Tyler.Burns@canopygrowth.com, 855-558-9333 ext. 122

CO: Canopy Growth Corporation

CNW 07:00e 22-JAN-20